Stoecklein Law Group, LLP

Practice Limited to Federal Securities

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July 25, 2014

David Link
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re:          Blackcraft Cult, Inc.
Amendment No. 1 to Current Report on Form 8-K
Filed June 5, 2014
File No. 000-54898

Dear Mr. Link,

This correspondence is in response to your letter dated June 20, 2014 in reference to our filing of the Amendment No. 1 to Current Report on Form 8-K filed on June 5, 2014 on behalf of Blackcraft Cult, Inc. (the “Company”), your file number 000-54898.

We have keyed our responses to your comment items in their original numeric order.

Description of Business, page 4

1. Please provide the more detailed discussion of your proposed business plan requested in prior comment 1, including each milestone needed to implement your business plan, the estimated time frame for each milestone and the estimated costs associated with each milestone. Discuss the funding that may be required to undertake your business plan.

Response:  The Company has revised its disclosure to provide a more detailed discussion of their proposed business plan as follows:

Operation Plan

Our overall business plan is to expand and grow our Blackcraft brand and increase revenue. Subject to availability of sufficient capital, our business and strategy will be directed toward the following approaches.

Milestones:

We have set our goals in three stages: (1) goals based upon or funding additional equity and or debt in the approximate sum of $500,000; (2) goals based upon or funding additional equity and or debt in the approximate sum of $800,000; and (3) goals based upon or funding additional equity and or debt in the approximate sum of $2,000,000.

Blackcraft Cult, Inc.
July 28, 2014

Stage I: Development of our Mobile Application – Blackcraft Zodiac. Further development of our mobile app based upon our receipt of equity and/or debt in the approximate sum of $500,000. We anticipate that further development of our app will begin during the third or fourth quarter of 2014. We estimate that the total cost of further developing our app, testing our app and making all fixes and changes to the app will be $500,000.

Stage II: Retail Location. One near term strategy is to explore opening a retail location on Melrose Ave., in Hollywood, California in 2015. Opening a retail location in 2015 is based upon our receipt of equity and/or debt in the approximate sum of $800,000.

We estimate that we would have to expend $800,000 (net of any landlord tenant improvement allowances) to construct, staff and open a retail location on Melrose Ave., in Hollywood, California, excluding rent. Our build-out cost of the store will vary depending on a number of factors, including the size of the location, whether we are converting an existing retail space, or moving into a "build to suit" location constructed from a building shell, typically with a monetary contribution (also typically referred to as a tenant improvement allowance) from the landlord. While the latter development model generally involves greater costs (depending on the level of landlord contribution) and time to open (because the permitting process is typically significantly longer), we believe that positioning our retail store in popular locations (which typically operate on the "build to suit" model) will increase public awareness and recognition of the Blackcraft brand, which we believe is critical to our continued growth.

Stage III: In-house Printing. In addition to, or in lieu of using outside vendors for printing our t-shirts, we believe we can expand our operations and do in-house printing for ourselves and maybe for others in 2016.

Expanding our business operations to do in-house printing is based upon our receipt of additional equity and/or debt in the approximate sum of $2,000,000. The cost will vary depending on the hiring of additional staff, equipment purchases and location space. We anticipate that it will take us approximately twelve to eighteen months after the funding referenced in this Stage III to expand our operations through the securing of space, equipment and hiring of additional staff.

We have not commenced any of the milestones set forth above. In order to begin the milestones we will need additional funds through equity or debt financing, to the extent available. Without sufficient cash flow from our operations and any failure by us to raise additional funds on terms favorable to us, or at all, will limit our ability to expand our business operations and could harm our overall business prospects.

No significant business expansion will be accomplished until equity or debt is raised, or in the unlikely event that our business plan as currently developed, generates sufficient revenues to allow for major investment purchases.

General Business Development, page 4

2. We note your response to comment 2. Please revise to include the information in your response as disclosure in the General Business Development section in the Form 8-K. Please advise us why BEI determined to loan the public company funds in January 2014 prior to Mr. Schubenski and Mr. Somers determining to merge BEI with the public company.

Blackcraft Cult, Inc.
July 28, 2014

Response:  The Company revised its disclosure to include the information in its response as disclosure in the General Business Development section of the Form 8-K.

BEI management was in preliminary discussions with management and counsel for the public company to enter into a mutually beneficial strategic alliance during January 2014. As a result of the discussions BEI agreed to fund, and actually funded, the public company capital to be utilized to cover ongoing expenses and payoff debt incurred as a result of going public in the prior year. These funds allowed the public company to maintain its reporting obligations while at the same time continuing discussions relative to the ultimate relationship between BEI and the public company.

3. Please provide additional disclosure regarding the merger negotiations from March 17, 2014 through March 27, 2014 and identify the persons involved in the negotiations for the public company.

Response:  The Company added additional disclosure regarding the merger negotions as follows:

On March 17, 2014, Mr. Schubenski accepted to serve as a director of the public company. During this time BEI was a creditor to the public company (on January 24, 2014 loaned the public company funds). After the public company’s shareholder meeting on March 17, 2014, Mr. Schubenski and Mr. Somers had a variety of business discussions with the management of the public company (management is an acquaintance of Mr. Schubenski and Mr. Somers) and the public company’s attorney. Following their discussions with the public company and its counsel, and Mr. Schubenski and Mr. Somers, determined that merging BEI with the public entity in order to become a public entity would be their best option to grow their business. That night the parties began negotiations to merge which continued to the following morning. On March 18, 2014, the public company changed its name to Blackcraft Cult, Inc. and on March 26, 2014, the public company and BEI entered into a Merger Agreement which they closed the following day on March 27, 2014. Mr. Schubenski and Mr. Somers were appointed new management of Blackcraft Cult, Inc., the public company, and bought out the former management’s stock position.

4. We note your statement that “an estimated 30 million people worldwide have been influenced by not only the image, but more importantly, by the idea of the Company.” Please provide a reasonable basis for your belief or revise to delete the disclosure as appropriate.

Response:  The Company has revised its disclosure to delete the statement.

Mobile Application…, page 7

5. You may not incorporate disclosure by reference to your website www.BCZodiac.com without including the disclosure on that website as part of your report. Refer to Securities Exchange Act Rule 12b-23 and footnotes 41 and 42 in Securities Act Release 33-7856 for guidance. Please revise as appropriate. Also, explain clearly how your Blackcraft Zodiac app works.

Response:  The Company has revised its disclosure to delete any incorporation by reference to its website and to explain how the app works. This section now reads as follows:

Blackcraft Cult, Inc.
July 28, 2014

Mobile Application – Blackcraft Zodiac

We recently created the Blackcraft Zodiac dating app. Unlike Tinder, Grindr, Hinge, and other dating apps, which rely solely on GPS, location-based technology, Blackcraft Zodiac uses the science of astrology to help singles meet their soul mate from the palm of their hand. Blackcraft Zodiac's push technology calls upon the universe to play match-maker and helps individuals find their celestial counterpart within the same building or room. The app automatically identifies your zodiac upon registration, and makes matches with your compatible zodiac based on vicinity, age and gender preferences. The app is available for download on our mobile app website www.BCZodiac.com, in Google play and in the Apple App Store.  We have included our mobile app website here only as an inactive textual reference. The information contained on the website is not incorporated by reference into this Current Report on Form 8-K.

Competition, page 8

6. Please provide support for your claim regarding millions of followers.

Response:  The Company has revised its disclosure to delete that claim.

7. Please clarify in which category of fashion you consider the company to be a forerunner, as you indicate in the last paragraph on page 8.

Response:  The Company has revised its disclosure to delete that sentence.

8. Please reconcile your claim regarding extensive experience in the fashion, music and entertainment industry with the disclosure provided on page 26.

Response:  The Company has revised its disclosure to delete that claim.

9. Please revise to address the company’s competitive position in the industry.

Response:  The Company revised its disclosure as follows:

Competition

The apparel and accessory categories within the online retail industry in which we operate are highly competitive and are subject to rapidly changing consumer demands and preferences. We compete with numerous retailers for vendors, teenage and young adult customers, suitable store locations and qualified associates and management personnel. We currently compete with street alternative stores located primarily in metropolitan areas; shopping mall-based teenage-focused retailers; big-box discount stores; mail order catalogs and websites; and with numerous potential competitors who may begin or increase efforts to market and sell products competitive with Blackcraft products.  The primary competitive factors in our markets are: brand name recognition, sourcing, product quality, product presentation, product pricing, timeliness of product delivery, store ambiance, customer service and convenience. Many of our current and potential competitors have greater brand recognition, longer operating histories, larger customer bases and significantly greater financial, marketing and other resources than we do. We expect competition in our markets to increase. Increased competition could have a material adverse effect on our business, results of operations and financial condition. We cannot ensure that we will be able to compete successfully against current or future competitors or address increased competitive pressures.

Blackcraft Cult, Inc.
July 28, 2014

Intellectual Property, page 9

10. Please clarify in what countries you are seeking protection for your intellectual property. We note your statement on page 11 that you are seeking to register your trademarks internationally.

Response:  The Company revised its disclosure to delete internationally.

Management’s Discussion and Analysis…, page 20

Liquidity and Capital Resources, page 21

11. As noted in comment 1 above and in prior comment 15 your liquidity discussion should address your liquidity requirements, in quantified terms, on both a short-term (12 months) and long-term basis. Your discussion should disclose how you plan to address your immediate funding needs and the funds necessary to achieve your business plan. Please revise accordingly.

Response:  The Company has revised its liquidity requirements in quantified terms, on both a short-term (12 months) and long-term basis and to disclose how they plan to address their immediate funding needs and the funds necessary to achieve their business plans as follows:

Operation Plan

Our overall business plan is to expand and grow our Blackcraft brand and increase revenue. Subject to availability of sufficient capital, our business and strategy will be directed toward the following approaches.

Milestones:

We have set our goals in three stages: (1) goals based upon or funding additional equity and or debt in the approximate sum of $500,000; (2) goals based upon or funding additional equity and or debt in the approximate sum of $800,000; and (3) goals based upon or funding additional equity and or debt in the approximate sum of $2,000,000.

Stage I: Development of our Mobile Application – Blackcraft Zodiac. Further development of our mobile app based upon our receipt of equity and/or debt in the approximate sum of $500,000. We anticipate that further development of our app will begin during the third or fourth quarter of 2014. We estimate that the total cost of further developing our app, testing our app and making all fixes and changes to the app will be $500,000.

Stage II: Retail Location. One near term strategy is to explore opening a retail location on Melrose Ave., in Hollywood, California in 2015. Opening a retail location in 2015 is based upon our receipt of equity and/or debt in the approximate sum of $800,000.

We estimate that we would have to expend $800,000 (net of any landlord tenant improvement allowances) to construct, staff and open a retail location on Melrose Ave., in Hollywood, California, excluding rent. Our build-out cost of the store will vary depending on a number of factors, including the size of the location, whether we are converting an existing retail space, or moving into a "build to suit" location constructed from a building shell, typically with a monetary contribution (also typically referred to as a tenant improvement allowance) from the landlord. While the latter development model generally involves greater costs (depending on the level of landlord contribution) and time to open (because the permitting process is typically significantly longer), we believe that positioning our retail store in popular locations (which typically operate on the "build to suit" model) will increase public awareness and recognition of the Blackcraft brand, which we believe is critical to our continued growth.

Blackcraft Cult, Inc.
July 28, 2014

Stage III: In-house Printing. In addition to, or in lieu of using outside vendors for printing our t-shirts, we believe we can expand our operations and do in-house printing for ourselves and maybe for others in 2016.

Expanding our business operations to do in-house printing is based upon our receipt of additional equity and/or debt in the approximate sum of $2,000,000. The cost will vary depending on the hiring of additional staff, equipment purchases and location space. We anticipate that it will take us approximately twelve to eighteen months after the funding referenced in this Stage III to expand our operations through the securing of space, equipment and hiring of additional staff.

We have not commenced any of the milestones set forth above. In order to begin the milestones we will need additional funds through equity or debt financing, to the extent available. Without sufficient cash flow from our operations and any failure by us to raise additional funds on terms favorable to us, or at all, will limit our ability to expand our business operations and could harm our overall business prospects.

No significant business expansion will be accomplished until equity or debt is raised, or in the unlikely event that our business plan as currently developed, generates sufficient revenues to allow for major investment purchases.

Transactions with Related Parties, page 29

12. We note your response to prior comment 22 and we reissue the comment. Please revise to address the related person’s ownership interest of BEI on January 24, 2014, the amount of the ownership interests in BEI and how those persons are related to the company. Specifically clarify the relationships between the related parties and BEI prior to the merger. We note you continue to disclose that BEI is owned and controlled by officers and directors of the company. Also clarify the amount of the loan that is outstanding as of the latest practicable date. See Item 404 of Regulation S-K.

Response:  The Company has revised this section as follows:

On January 24, 2014, we entered into a revolving credit line with BEI for up to $400,000. The unsecured line of credit bears interest at 2% per annum with principal and interest due on January 24, 2016. During the month ended January 31, 2014, BEI loaned a total of $124,000 to the Company. BEI is owned and controlled by Robert Schubenski and James Somers, the officers and directors of the Company. As a result of the Company acquiring BEI, the balance of the loan and any interest was recorded to additional paid-in capital in the first quarter ended March 31, 2014 financial statements and the balance of the loan is $0.

13. Refer to prior comment 23. Item 601(b)(10) of Regulation S-K is not limited to agreements that are in place at this time. Please file the requested exhibits.

Response:  The Company has attached the Revolving Grid Note dated January 24, 2014 between BEI and the public company as an exhibit. There are no other related parted agreements.

Promoters and Certain Control Persons, page 30

Blackcraft Cult, Inc.
July 28, 2014

14. Refer to comment 24. Please tell us how you determined that you did not have any promoters. Refer to the definition of a promoter set forth in Securities Act Rule 405.

Response:  The Company revised its disclosure to delete the statement that they did not have any promoters since inception and added the following disclosure:

Other than the founders, Robert Schubenski and James Somers, we did not have any promoters at any time since inception.

Market Information, page 31

15. We note your statement that “our common stock is traded in the OTC Markets QB (OTCQB), under the symbol “MRCD’. We have been eligible to participate in the OTCQB since December 18, 2013 ….” We also note that a search on the OTC Markets website indicates that the company’s trading symbol is BLCK and that the common stock is traded on the OTC Pink sheets. Please revise or advise as appropriate.

Response:  Since the initial filing of the Form 8-K the Company’s symbol has changed from MRCD to BLCK and has moved from the OTC Pink to the OTC BQ. The disclosure in the 8-K has been revised as follows:

Market Information

Our common stock is traded in the OTC Markets QB (OTCQB), under the symbol “BLCK”.

Recent Sales of Unregistered Securities, page 31

16. Please expand your response to prior comment 26 to clarify the basis for your belief that the recipients of the securities had such knowledge and experience in your financial and business matters that they were capable of evaluating the merits and risks of the investment.

Response:  The recipients, Robert Schubenski and James Somers, had access to files and records of the Company that contained the relevant information needed to make their investment decision, including the financial statements.

Financial Statements

Pro Forma Statement of Operations, page 47

17. We note your response to our prior comment 32. After the reverse recapitalization Blackcraft Cult, Inc. will be a taxable entity. Please revise to present a pro forma provision (or benefit) for income taxes or tell us why you believe such disclosure is not necessary.

Response:  The Company revised its pro forma statement of operations pursuant to your comment.

Note 2. Pro-Forma Adjustments, page 48

Blackcraft Cult, Inc.
July 28, 2014

18. We note you have not fully responded to our prior comment 33 so we are reissuing it. Please clearly label all pro forma adjustments and provide a corresponding narrative to the financial statements. If any individual amount of adjustment aggregates or nets multiple items, please provide the individual items and explanation of each item in a note. It is often helpful to reference the pro forma adjustments to the corresponding description of the adjustment. For example, what does the pro forma adjustment to cash consist of and how was it calculated; if the amount of the adjustment presented aggregates multiple individual adjustments, please state each adjustment separately (in amount and nature) in an explanatory note and ensure the total amount in each explanatory note agrees to the total amount of the adjustment. Provide the same level of disclosure for the pro forma adjustments to common stock, additional paid-in capital, and retained earnings.

Response:  The Company revised the Pro Forma Adjustments footnote as follows:

2.  PRO-FORMA ADJUSTMENTS

The pro-forma adjustments included in the unaudited financial statements are as follows:

(1)	Net effect of the elimination of all of the assets $7,604, liabilities $102,876 and operations of MRCD and BEI of $92,481.
(2)	Equity transactions on BEI prior to the reverse merger including issuance of 1,000 shares, 148,349,497 shares for acquisition for DBA Blackcraft Cult of $1,000 and 620,000 shares for cash of $124,000.
(3)	Recapitalization due to reverse merger of MRCD, BEI and DBA.
(4)	Forward stock split of 66.666 to 1.

Form 10-Q for the three months ended March 31, 2014

Financial Statements, page 3

19. In view of the significant changes in equity that occurred as a result of the recent reverse recapitalization, please revise to provide a statement of stockholders’ equity for the interim period or disclose the activity in the equity accounts during the interim period in a note to the financial statements. Refer to Rule 8-03(b)(1) of Regulation S-X.

Response:  The Company added an equity statement to their amended 3/31/14 10-Q filed with the SEC.

Balance Sheets, page 3

20. Since the retained earnings balance as of December 31, 2013 consists of the accumulated earnings of a nontaxable entity, please revise to reclassify this entire balance to additional paid-in capital. Further, please revise as necessary such that the retained earnings balance as of March 31, 2014 includes only the earnings accumulated since the entity became a taxable entity.

Response:  The Company revised its 3/31/14 Balance Sheet pursuant to your comment and was filed in their amended 3/31/14 10-Q with the SEC.

Item 4T. Controls and Procedures, page 16

Blackcraft Cult, Inc.
July 28, 2014

Evaluation of Disclosure Controls and Procedures, page 16

21. Please revise to provide a clear and unambiguous conclusion of management regarding the effectiveness of disclosure controls and procedures. Refer to Item 307 of Regulation S-K. Note also that temporary Item 4T expired on June 30, 2010 and is now referred to as Item 4.

Response:  The Company revised this section to provide a clear and unambiguous conclusion of management regarding the effectiveness of disclosure controls and procedures as follows:

Evaluation of disclosure controls and procedures

As required by Rule 13a-15 under the Exchange Act, as of the end of the Company’s last fiscal quarter, the Company carried out an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures.  This evaluation was carried out under the supervision and with the participation of the Company’s current management, including the Company’s Chief Executive Officer and Principal Financial Officer (Principal Financial and Accounting Officer), who concluded that the Company’s disclosure controls and procedures are effective.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in the Company reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in Company reports filed under the Exchange Act is accumulated and communicated to management, including the Company’s Chief Executive Officer and Principal Financial Officer (Principal Financial and Accounting Officer), as appropriate, to allow timely decisions regarding required disclosure.

In connection with the response to your comments, Blackcraft Cult, Inc. acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff Comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions, please do not hesitate to contact me at 619-704-1310.

/s/ Donald J. Stoecklein
Stoecklein Law Group, LLP